Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Mereo’s unaudited condensed consolidated financial statements and related notes included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 2, 2021 and our discussion and analysis of financial condition and results of operations together with our audited consolidated financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 31, 2021 (the “Annual Report”).

The following discussion is based on Mereo’s financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States.

Unless otherwise indicated or the context otherwise requires, all references to “Mereo,” the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Mereo BioPharma Group plc, and its consolidated subsidiaries.

The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Mereo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in our Annual Report.

Overview

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Our existing portfolio consists of six clinical stage product candidates two of which are in ongoing clinical studies, two are partnered for further development and the remaining two will be further developed by a partner. Our lead oncology product candidate, etigilimab (an “anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We have initiated a Phase1b/2 basket study for etigilimab in combination with an anti-PD-1 in three rare tumors, including sarcoma, the gynecological carcinomas, cervical, endometrial and ovarian, and tumors with high mutation burden. Our rare disease product candidates are alvelestat which is being investigated in an ongoing Phase 2 proof-of-concept study for the treatment of severe alpha-1-anti-trypsin deficiency (“AATD”) and in an investigator-initiated study in hospitalized COVID-19 and setrusumab for the treatment of OI. Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent increase in bone mineral density and bone strength and alignment with the FDA and the EMA on the pivotal study design for children with OI, we announced a strategic partnership with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”) in December 2020 for the development of setrusumab in children and adults with osteogenesis imperfecta (“OI”).

We plan to develop our product candidates for oncology and rare diseases through the next key clinical milestone and then partner where it makes sense to do so strategically but also in select cases to develop through regulatory approval and potentially commercialization.

Our second oncology product, navicixizumab for the treatment of late line ovarian cancer has completed a Phase 1 study and has been partnered for further development with OncXerna Inc. (“OncXerna”) on a global basis.

We plan to partner or sell our other two product candidates, acumapimod for the treatment of acute exacerbation of chronic obstructive pulmonary disease (“AECOPD”) and leflutrozole for the treatment of infertility and hypogonadotropic hypogonadism (“HH”) in obese men, recognizing the need for greater resources to take these product candidates to market.

We do not have any approved product candidates and, as a result, have not generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend on our successful development and eventual commercialization of our core oncology and rare disease product candidates, if approved, and our ability to complete partnering deals in respect of our non-core product candidates. Since our inception, we have incurred significant operating losses.

We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the clinical and manufacturing development of our product candidates and seek regulatory approval. If approved, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

We also expect to incur expenses in connection with the in-license or acquisition of additional product candidates and the potential clinical development of any such product candidates.

We are organized into a single operating segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product level; however, decisions over resource allocation are made at an overall portfolio level. Our financing is managed and monitored on a consolidated basis.

Significant Risks and Uncertainties

As a biopharmaceutical company, the Company faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Company faces, refer to the 2020 Annual Report on Form 20-F filed with the SEC on March 31, 2021. At the date of this interim report, there have been no significant changes to the Company’s overall risk profile since the publication of that Form 20-F, however, the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on the Company’s business and financial performance is uncertain as the situation continues to develop.

The ongoing COVID-19 pandemic and uncertainty regarding the pace, extent and permanence of recovery may materially impact the Company’s business including planned clinical developments and its ongoing clinical studies. COVID-19 continues to impact businesses, economies and health care systems around the world. Further, considerable uncertainty remains regarding the pace, extent and permanence of recovery due to uneven vaccine access and distribution among and within different countries, the emergence of new COVID-19 variants (e.g., Delta) and the willingness and ability of societies to return to pre-pandemic economic and social routines.

The majority of the Company’s work force has worked from home since the beginning of the COVID-19 pandemic due to government and local regulations. The official reopening of traditional workspaces and willingness of employees to return remain subject to continuous guidance and changes depending on the successful containment of COVID-19. Therefore, there will continue to be both direct and indirect impacts to businesses including disruptions to resources, inability of workers to carry out their jobs effectively, disruptions to manufacturing, supply chains, inability to travel and increased pressure on health systems required to treat COVID-19.

COVID-19 has created an unprecedented burden on health systems in impacted countries around the world. As a result, clinical centers have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s Phase 2 alvelestat program for patients with severe AATD, the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial has been delayed. The Company expects to provide an update on this study in late 2021. We have initiated a Phase 1b/2 study with etigilimab in a range of tumor types and we may face delays in enrollment in this study.

As a result of the COVID-19 pandemic and the ability of the United States, United Kingdom and other jurisdictions in which the Company operates to fully recover, the Company may experience disruptions that would significantly impact its business including:

•	A delay or interruption in its ability to enroll and treat patients and to obtain data from ongoing clinical trials;

•	A delay in the Company’s timelines for the initiation of new clinical trials;

•	A delay in the Company’s ability to further recruit patients to our clinical trials and to screen patients for eligibility for its clinical trials;

•

Interruption to key clinical trial activities including monitoring of clinical sites, patient visits, inability to follow patients after they have received treatment and patient assessments and patients dropping out from trials early reduce the numbers impacting efficacy analysis;

•	A delay in availability of additional drug product for etigilimab, alvelestat and setrusumab due to lack of manufacturing capacity and/or raw materials at the Company’s third-party CMOs;

•	A delay in the Company’s ability to close and negotiate third-party partnerships or collaborations or to progress third-party collaborations already in place;

•	Limitations on employee resources as a result of increased sickness, requirement for employees to care for family members or requirement for employees to self-isolate themselves;

•	Interruptions and delays in the Company’s development programs as a result of the government required “stay-at-home” guidelines;

•	Delay in responses from regulatory authorities in relation to approvals, amendments or other regulatory engagements required for the Company’s ongoing development activities;

•	Supply chain interruptions; or

•	Diversion of CMO activities and raw materials to COVID-19 products, including restrictions imposed by various governments, causing delays to clinical trial supplies.

The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact the Company’s future business is highly uncertain and difficult to predict. In particular it is not currently known how long travel restrictions and social distancing/isolation requirements will continue to apply in the countries in which the Company operates and the impact on global health systems, financial markets or the economy as a whole is not yet known.

Financial Operations Overview

Revenue

The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates.

Revenue includes income from licensing and collaboration agreements. Consideration received up front is recognized at the point in time in which the right to use an intangible asset is transferred. Income from development, regulatory, commercial or similar milestones is recognized when considered highly probable that a significant reversal will not occur.

Intangible assets disposed of in a license or collaboration agreement are recorded within cost of revenue in the Company’s consolidated statement of comprehensive income based on an allocation of cost or value to the rights that have been licensed. Payments to third parties arising as a direct consequence of the income recognized are also recorded within cost of revenue in the Company’s consolidated statement of comprehensive income.

We do not currently have any approved product candidates. Accordingly, we have not generated any commercial sales revenue during the period. In the future, we expect to be able to generate revenues if we are able to obtain regulatory approval and commercialize one or more of our product candidates or through the recognition of milestones and other potential revenues from out-licensing or partnering arrangements for any of our product candidates.

Research and Development (“R&D”) Expenses

Research and development expenses include:

•	employee-related expenses, such as salaries, share-based compensation, and other benefits, for Mereo’s research and development personnel;

•	costs for production of drug substance and drug product and development of Mereo’s manufacturing processes by CMOs;

•	fees and other costs paid to CROs, consultants, and other suppliers to conduct Mereo’s clinical trials and pre-clinical and non-clinical studies; and

•	costs of facilities, materials, and equipment related to drug production and Mereo’s clinical trials and pre-clinical and non-clinical studies.

Our direct research and development expenses are allocated on a product-by-product basis. We allocate employee-related expenses for our research and development personnel and other related expenses to specific product candidate development programs.

Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials as well as preparation for potential specific post-authorization evidence generation that might be demanded by regulatory authorities. We expect that our research and development expense will increase substantially as we continue to advance the clinical development of our product candidates, including through our Phase1b/2 basket study for etigilimab and our ongoing Phase 2 proof-of-concept trial for alvelestat; hire additional clinical, scientific, and commercial personnel; and acquire or in-license future product candidates and technologies. As a result, we expect our research and development expenses will increase for the foreseeable future.

The successful development, approval, and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates.

Our future expenditure on developing our product candidates is therefore highly uncertain. This is due to numerous risks and uncertainties associated with developing our product candidates, including the uncertainty of:

•	the scope, rate of progress, and expense of our research and development activities;

•	the progress and results of our clinical trials and our pre-clinical and non-clinical studies;

•	the terms and timing of regulatory approvals, if any;

•	establishment of arrangements with our third-party manufacturers to obtain manufacturing supply;

•	protection of our rights in its intellectual property portfolio;

•	launch of commercial sales of any of our product candidates, if approved, whether alone or in collaboration with others;

•	third party strategic relationships for clinical development and/or commercialization of our non-core product candidates and performance of our strategic partners under these arrangements;

•	the sale, if any, of one or more of our non-core disease product candidates;

•	acceptance of any of our product candidates, if approved, by patients, the medical community and payors at our desired pricing levels;

•	competition with other therapies; and

•	continued acceptable safety profile of any of our product candidates following approval.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the EMA, or another regulatory authority were to require us to conduct pre-clinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Our administrative expenses principally consist of salaries and related benefits, including share-based compensation, for personnel in our executive, finance and other administrative functions. Other general and administrative costs include facility-related costs and professional services fees for auditing, tax and general legal services, our requirements of being a public company listed on Nasdaq, costs incurred relating to the issue of equity to the extent not capitalized and the costs associated with the cancellation of admission of our ordinary shares to trading on the AIM market of the London Stock Exchange in December 2020.

We expect that our general and administrative costs will increase in the future as our business expands and we increase our headcount to support the planned growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel, additional facility-related costs and fees to outside consultants, lawyers and accountants, among other expenses. In addition, we expect to continue to grant share-based compensation awards to existing and future key management personnel, other employees and non-executive directors. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with Nasdaq rules and SEC requirements, director compensation, insurance, and investor relations costs. If any of our product candidates that we intend to directly commercialize or co-commercialize obtains regulatory approval, we expect that we will incur expenses associated with building a sales and marketing team.

Finance Income

Finance income consists of interest earned on short-term cash deposits and short-term investments.

Changes in Fair Value of Financial Instruments

The fair value changes in financial instruments are recognized in the statement of comprehensive income.

Loss on Disposal of Intangible Assets

On January 13, 2020, we entered into a license agreement with OncXerna for the development and commercialization of navicixizumab. The transaction was recorded as a disposal of an intangible asset and IP with a carrying value of £13.4 million ($16.5 million) was derecognized as a result of the agreement. Under the terms of the agreement, we received an upfront gross payment of £3.1 million ($4 million). After transaction costs and exchange differences, a loss on disposal of £11.3 million was recognized.

Finance Costs

Finance costs comprise interest on convertible loan notes, interest on our former credit facility, finance charges on lease liabilities and any loan modification gains and losses. For further information on the terms of our convertible loan notes see “—Liquidity and Capital Resources—Indebtedness” which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC.

Net Foreign Exchange Gain/(Loss)

Transactions in foreign currencies other than the functional currency of an entity are recorded at the rate prevailing on the date the transaction first qualifies for recognition. Net foreign exchange gain/(loss) consists of the difference arising on settlement or translation of our foreign currencies, which are primarily held in U.S. dollars.

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since formation. Our cumulative carry-forward tax losses are expected to increase throughout 2021. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. R&D small or medium-sized enterprise tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate of up to 33.4% of eligible R&D expenditure. Qualifying expenditures largely comprise employment costs for R&D staff, subcontracted CRO and CMO costs, consumables and certain internal overhead cost incurred as part of research projects. Certain subcontracted qualifying R&D expenditures are eligible for a cash rebate of up to 21.7%. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized company.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented product candidates to be taxed at an effective rate of 10%. This relief applies to profits earned from April 1, 2013. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected.

Critical Accounting Judgments and Estimates

The preparation of our unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the revenues and expenses incurred during the reported periods. We base our estimates on historical experience and on various other factors that we believe are relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The accounting policies considered to be critical to the judgments and estimates used in the preparation of our financial statements are disclosed in the Operating And Financial Review And Prospects included in our Annual Report on Form 20-F for the year ended December 31, 2020.

Operating Results

The following table sets forth Mereo’s results of operations for the six months ended June 30, 2021 and 2020.

	Six months ended June 30,
	2021	2020	Change
	£’000	£’000	£’000%
Revenue	36,464	—	36,464	*
Cost of revenue	(18,137)	—	(18,137)	*
Research and development expenses	(9,858)	(8,479)	(1,379)	16%
Administrative expenses	(8,673)	(8,212)	(461)	6%

Operating loss	(204)	(16,691)	16,487	*
Finance income	1	39	(38)	(97)%
Finance costs	(1,987)	(2,924)	937	(32)%
Changes in fair value of financial instruments	14,363	(94,704)	109,067	(115)%
Loss on disposal of intangible assets	—	(11,302)	11,302	(100)%
Net foreign exchange loss	(1,269)	(519)	(750)	145%

Profit/(loss) before tax	10,904	(126,101)	137,005	*
Taxation	1,184	1,482	(298)	(20)%
Profit/(loss) attributable to equity holders of the parent	12,088	(124,619)	136,707	*

* Percentage change not meaningful

Comparison of the six months ended June 30, 2021 and 2020

Revenue

Revenue was £36.5 million for the six months ended June 30, 2021 compared to nil for the six months ended June 30, 2020.

In January 2021, the Company’s licensing and collaboration agreement with Ultragenyx for the development and commercialization of setrusumab for OI became effective. Under the terms of the agreement, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the UK where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.

Ultragenyx made an upfront payment of £36.5 million ($50 million) to Mereo in January 2021 and will fund global development of the program until approval and has agreed to pay a total of up to $254 million upon achievement of certain clinical, regulatory and commercial milestones. Ultragenyx will pay tiered double digit percentage royalties to us on net sales outside of Europe and the UK and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe and the UK.

Cost of revenue

Cost of revenue for the six months ended June 30, 2021 was £18.1 million compared to nil for the six months ended June 30, 2020. This was comprised of £9.5 million, representing the carrying value of the setrusumab rights granted to Ultragenyx under the licensing and collaboration agreement, and £8.6 million in relation to our 2015 agreement with Novartis, under which the Company pays a percentage of proceeds, subject to certain exceptions. Under the terms of this agreement, we made a payment of £7.2 million to Novartis for the six months ended June 30, 2021.

Research and development (“R&D”) Expenses

The following table sets forth our R&D expenses by product development program for the six months ended June 30, 2021 and 2020.

	Six months ended June 30,
	2021	2020	Change
	£’000	£’000	£’000%
Setrusumab (BPS-804)	2,717	3,931	(1,214)	(31)%
Alvelestat (MPH-966)	2,549	2,400	149	6%
Etigilimab	3,865	61	3,804	*
Leflutrozole (BGS-649)	82	40	42	105%
Acumapimod (BCT-197)	47	66	(19)	(29)%
Navicixizumab (“Navi”)	37	1,385	(1,348)	(97)%
Unallocated costs	510	497	13	3%
Other	51	99	(48)	(48)%

Total R&D expenses	9,858	8,479	1,379	16%

Total R&D expenses increased by £1.4 million, or 16%, from £8.5 million for the six months ended June 30, 2020 to £9.9 million for the six months ended June 30, 2021.

R&D expenses relating to etigilimab increased by £3.8 million. The increase was due to the costs associated with commencement of the open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. R&D expenses relating to alvelestat remained consistent, reflecting the ongoing Phase 2 proof-of-concept study. Partially offsetting the increases, R&D expenses relating to setrusumab decreased by £1.2 million, or 31%. The decrease was driven primarily by the completion of the adult Phase 2b study which reported top-line data in November 2019, with a further update in January 2020.

Administrative expenses

Administrative expenses increased by £0.5 million, or 6%, from £8.2 million for the six months ended June 30, 2020 to £8.7 million for the six months ended June 30, 2021.

The increase was primarily due to employee related costs associated with additional headcount, partially offset by lower premises related costs and associated depreciation charges, which decreased due to renegotiation of our office lease in Redwood City, California in 2020.

Finance income and costs

Total finance costs decreased by £0.9 million from £2.9 million for the six months ended June 30, 2020 to £2.0 million for the six months ended June 30, 2021. The decrease is primarily related to reductions in bank loan interest of £1.3 million following the repayment of the bank loan in December 2020 and lease liability finance charges of £0.8 million, partially offset by additional interest costs on convertible loan notes of £1.2 million.

Changes in fair value of financial instruments

The total change in fair value of financial instruments for the six months ended June 30, 2021 was an unrealized gain of £14.4 million compared to a loss of £94.7 million for the six months ended June 30, 2020. The unrealized gain of £14.4 million for the six months ended June 30, 2021 was primarily related to the June 2020 Private Placement warrant liability, compared to an unrealized loss of £31.5 million on the financial instruments for the same period in the prior year. Additionally, for the six months ended June 30, 2020, the Company recorded a £63.2 million realized loss on the embedded derivative associated with the loan notes related to the June 2020 Private Placement.

Net Foreign Exchange Gain/(Loss)

The net foreign exchange loss for the six months ended June 30, 2021 was £1.3 million, an increase of £0.8 million from a £0.5 million loss for the six months ended June 30, 2020. The net foreign exchange loss primarily consists of a loss on the translation of cash deposits which are primarily held in throughout the period.

Taxation

The income tax benefit for the six months ended June 30, 2021 was £1.2 million, a decrease of £0.3 million or 20% from £1.5 million for the six months ended June 30, 2020. The income tax benefit represents eligible cash rebates paid or receivable from the tax authorities in the jurisdictions within which we operate for eligible types of research and development activities and associated expenditure.

Liquidity and Capital Resources

Overview

Under the current business plan and cash flow forecasts, and in consideration of (i) our ongoing research and development efforts which are focused on our etigilimab, our oncology product candidate, and on our rare disease product candidates, setrusumab and alvelestat, (ii) our general corporate funding requirements, (iii) the upfront payment of $50 million received under the license and collaboration agreement with Ultragenyx for setrusumab, and (iv) our public offering of ADSs in February 2021 which raised $108.2 million (£78.3 million) net cash proceeds, we anticipate that our current on-hand cash resources will extend into 2024. However, we will need additional external funding to complete our development plans and take selected products through to commercialization.

We do not currently have any approved product candidates and have never generated any revenue from product sales. As a result, to date, we have financed our operations primarily through the issuances of our equity securities and convertible debt and our credit facility, which we entered into in August 2017 and subsequently repaid in full in December 2020. We raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021.

February 2021 Public Offering

On February 12, 2021, we announced the completion of an underwritten public offering of 39,675,000 ADSs, at a public offering price of $2.90 per ADS, which includes 5,175,000 additional ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs. The aggregate gross proceeds to us from the offering, before deducting underwriting discounts and commissions and offering expenses were $115.1 million. The net proceeds, after transaction costs, were £78.3 million ($108.2 million).

Partnership with The University of Texas MD Anderson Cancer Center and Cancer Focus Fund

On April 30, 2021, the Company entered into partnership with Cancer Focus Fund for a Phase 1b/2 study of etigilimab in Clear Cell Ovarian Cancer to be conducted at The University of Texas MD Anderson Cancer Center. The study will be financed by Cancer Focus Fund, in exchange for upfront consideration of $1.5 million (£1.09 million) of the Company’s ordinary shares and additional payments based on the achievement of certain milestones.

Cash Flows

Comparison of the six months ended June 30, 2021 and 2020

The table below summarizes our cash flows from (used in) operating, investing and financing activities for the six months ended June 30, 2021 and June 30, 2020.

	Six months ended June 30,
	2021	2020
	£’000	£’000
Net cash flows from/(used in) operating activities	9,902	(11,158)
Net cash flows received from investing activities	1	1,709
Net cash generated from financing activities	78,008	49,553

Net increase in cash and cash equivalents	87,911	40,104

Operating Activities

Net cash from operating activities for the six months ended June 30, 2021 was £9.9 million, an increase of £21.1 million from a cash outflow of £11.2 million in 2020. The increase was primarily driven by the receipt of upfront payments from Ultragenyx of £36.5 million, offset by associated payments to Novartis of £7.2 million. In 2020, the Company also received R&D tax credits of £6.3 million (2021: nil). Tax credits received during 2020 relate primarily to the 2018 and 2019 R&D tax credits from the U.K. tax authorities. As of June 30, 2021, the 2020 R&D tax credits receivable are £2.8 million.

Investing Activities

Net cash from investing activities for the six months ended June 30, 2021 decreased by £1.7 million compared to the same period in 2020 due to net proceeds of £2.0 million received in 2020 following the global licensing arrangement for navicixizumab to OncXerna, partially offset by an associated payment of £0.4 million to the former shareholders of Mereo BioPharma 5, Inc. (formerly OncoMed Pharmaceuticals, Inc.).

Financing Activities

Net cash from financing activities for the six months ended June 30, 2021 was £78.0 million, an increase of £28.5 million from £49.6 million for the six months ended June 30, 2020. The increase is primarily attributable to: £78.3 million net proceeds from the Public Offering in February 2021 compared to £59.6 million net proceeds from the issuance of ordinary shares and convertible loan notes in 2020; partially offset by repayment of £8.5 million of capital and interest on our bank loan and £1.5 million of lease liabilities in 2020.

Operating and Capital Expenditure Requirements

As of June 30, 2021, we had an accumulated loss of £297.6 million. We expect to continue to report significant operating losses for the foreseeable future as it continues its research and development efforts and seek to obtain regulatory approval of our product candidates and any future product we develop. See also “Risk Factors—Risks Related to Our Business and Industry” in our Annual Report on Form 20-F filed with the SEC on March 31, 2021.

We expect our expenses to increase substantially in connection with our ongoing development activities related to our product candidates. We also expect to incur costs associated with operating as a U.S. public company listed on Nasdaq.

We anticipate that our expenses will increase substantially due to the costs associated with our current and planned clinical trials, our outsourced manufacturing activities and other associated costs including the management of our intellectual property portfolio. These costs will increase further if we:

•	seek to develop additional product candidates;

•	seek regulatory approvals for any of our product candidates that successfully completes clinical trials;

•

potentially establish a sales, marketing, and distribution infrastructure and scale-up manufacturing capabilities to commercialize or co-commercialize any product candidates for which we may obtain regulatory approval and chose to commercialize directly;

•	expand our intellectual property portfolio;

•

add further central clinical, scientific, operational, financial and management information systems, and personnel, including personnel to support our development and to support our operations as a U.S. public company listed on Nasdaq; or

•	experience any delays or encounter any issues from any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges.

We expect that our existing cash and short-term deposits will enable us to fund our currently committed clinical trials, operating expenses and capital expenditure requirements into 2024. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates and any future product candidates and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•

The costs, timing and results of our ongoing Phase 1b/2 study for etigilimab and, and our ongoing clinical trials for alvelestat in AATD and SARS-Cov-2 infected patients; and the costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI;

•	the costs and timing of manufacturing clinical supplies of our product candidates;

•	the costs, timing, and outcome of regulatory review of our product candidates, including post-marketing studies that could be required by regulatory authorities;

•	the costs, timing, and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution, for our product candidates that we commercialize directly;

•	the timing and amount of revenue, if any, received from commercial sales of our product candidates;

•

the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing, misappropriating or otherwise violating their intellectual property rights;

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•

the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for our product candidates, although we currently have no commitments or agreements to complete any such transactions;

•	milestone and deferred payments under Mereo’s license and option agreement with AstraZeneca; and

•	our ability to satisfy HMRC’s enquiries with respect to claims in respect of all filed and future years.

Our revenues, if any, will be derived from sales of any product candidates that we are able to successfully develop, receive regulatory approval for, and commercialize in future years. In the meantime, we will need to obtain substantial additional funds to achieve our business objective.

Adequate additional funds may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Any future debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interests.

If we raised additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.